

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2019

Michael B. Lucareli
Chief Financial Officer
MODINE MANUFACTURING CO
1500 DeKoven Avenue
Racine, Wisconsin 53403

Re: MODINE MANUFACTURING CO
Form 10-K for the Year Ended March 31, 2019
Filed May 23. 2019
File No. 001-01373

Dear Mr. Lucareli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended 3/31/2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations and
Segment Results of Operations, page 27

1.   We note your disclosures regarding the factors for which fluctuations in revenue, gross profit, and other income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), please also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, you state that certain increases were "primarily" attributed to one factor, and "partially offset" by another factor, or, you indicate, that "additionally", an increase was attributed to more than one factor without quantifying each. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Beginning with the next Form 10-Q, please revise

to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section. As part of your response, please provide us with an example of the disclosure to be included in future filings.

2.   We note a discussion of gross profit and no discussion of cost of revenues . Given the significance of such costs to your results of operations for each period presented as well as the size of your operations, please revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in the levels of the Company's cost of sales , at both the consolidated and the segment level during all periods presented in the Company's financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of revenues to materially vary (or not vary when expected to). In this regard we believe materiality should be assessed in relation to operating profit. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of revenues and resultant operating profit. Please note that even when total amounts of costs of revenues do not materially vary from period to period, the impacts of material variances in components of cost of revenues that offset each other should be separately disclosed, quantified, and discussed (not netted).

Notes to the Financial Statements
Note 1. Significant Accounting Policies
Assets Held for Sale, page 45

3.   We note your disclosure on page 14 of your Form 10K that you are evaluating strategic alternatives for your automotive business within your VTS segment which includes the potential sale of this business. We also note from your Q4 2019 earnings call held on May 23, 2019 that you indicate you were currently in discussions with potential customers. Further, your disclosure on page 22 of your Form 10-Q for the quarter ended June 30, 2019 discloses that you are currently engaged in a formal sales process with potential buyers. Please explain to us why it appears you have not accounted for this business as assets (disposal group) held for sale as of March 31, 2019 or June 30, 2019. Please refer to the accounting guidance in ASC 360-10-45-9 in your response.

Note 20. Contingencies and Litigation, page 68

4.   We note your disclosure under "Other Litigation" that in the normal course of business, you are named as defendants in various lawsuits and enforcement proceedings by private parties, governmental agencies and/or others in which claims are asserted against Modine. You also disclose that in the opinion of management, the liabilities, if any, which may ultimately result from such lawsuits or proceedings are not expected to have a material adverse effect on your financial position. Please note that ASC 450-20-50-3 requires that if there is at least a reasonable possibility that a loss or additional loss may be incurred, and an accrual has not been recorded or the exposure to the loss is in excess of the amount

accrued, disclosure of the nature of the contingency should be made in the notes to the financial statements. Please revise, or alternatively, disclose that you do not believe that any additional loss would not be material to your results of operations, statement of financial position and cash flows. Your disclosure in the Form 10-Q should be similarly revised.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Melissa Raminpour at (202) 551-3750 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Diana Henes